SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 5, 2010
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

This Report on Form 6-K dated February 5, 2010, contains the quarterly report of Infineon Technologies AG for the Company’s first quarter of the 2010 fiscal year.

INFINEON TECHNOLOGIES AG

QUARTERLY REPORT
FOR THE THREE MONTHS ENDED
DECEMBER 31, 2009

i

Interim Group Management Report (Unaudited)

This interim group management report should be read in conjunction with our condensed consolidated financial statements and other financial information included elsewhere in this report.

This interim group management report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement.

On November 6, 2009, we closed the sale of the Wireline Communications business to Lantiq, affiliates of Golden Gate Private Equity Inc. (“Lantiq”). All assets and liabilities of the Wireline Communications business to be sold are presented as “Assets classified as held for sale” and “Liabilities classified as held for sale” in our condensed consolidated statements of financial position as of September 30, 2009 and December 31, 2009; the results of the Wireline Communications business and the gain on the sale are both presented as “Income (loss) from discontinued operations, net of income taxes” in our condensed consolidated statements of operations for all periods presented.

The following were key developments in our business during the three months ended December 31, 2009:

Financial Results

•	For the first quarter of the 2010 fiscal year, we reported revenues of €941 million, an increase of 27 percent compared to revenues of €742 million for the first quarter of the 2009 fiscal year, reflecting increasing demand as a result of the overall economic recovery. The Automotive, the Industrial & Multimarket and the Wireless Solution segments benefited strongly from the general economic recovery and improved demand in the supply chain as well as at end customers. First quarter revenues represented a 10 percent increase over revenues of €855 million in the fourth quarter of the 2009 fiscal year.

•	The Segment Result(1) of all our operating segments significantly improved in the first quarter of the 2010 fiscal year compared to the first quarter of the 2009 fiscal year. Segment Results for the first quarter of the 2010 fiscal year were as follows: Automotive Segment Result was positive €37 million (first quarter of the 2009 fiscal year: negative €56 million), Industrial & Multimarket Segment Result was positive €44 million (first quarter of the 2009 fiscal year: positive €2 million), Chip Card & Security Segment Result was positive €1 million (first quarter of the 2009 fiscal year: negative €1 million), and Wireless Solutions Segment Result was positive €17 million (first quarter of the 2009 fiscal year: negative €44 million). The improvements in Segment Result primarily reflect the increases in revenues and resulting decreases in idle capacity cost. The Other Operating Segment Result was negative €5 million and Corporate and Elimination Segment Result was negative €6 million for the first quarter of the 2010 fiscal year compared to negative €2 million and negative €5 million for the first quarter of the 2009 fiscal year, respectively. Compared to the fourth quarter of the 2009 fiscal year, Automotive Segment Result increased by €16 million, Industrial & Multimarket Segment Result increased €13 million, Chip Card & Security Segment Result remained unchanged, and Wireless Solutions Segment Result decreased slightly by €1 million.

•	Our loss from continuing operations before income taxes was €38 million in the first quarter of the 2010 fiscal year, an improvement of €77 million from a loss of €115 million in the first quarter of the 2009 fiscal year. This improvement primarily reflects the increased Segment Result of our operating segments described above, which were partially offset by the negative impact of €81 million of the deconsolidation of ALTIS Semiconductor S.N.C, Essonnes, France (“ALTIS”) as a subsidiary, as described below, and a lower financial result (financial income net of financial expense).

•	Income from discontinued operations, net of income taxes, for the first quarter of the 2010 fiscal year, was €112 million, primarily reflecting the after-tax gain of €106 million realized on the sale of

 (1) We define Segment Result as operating income (loss) excluding asset impairments, net, restructuring charges and other related closure costs, net, share-based compensation expense, acquisition-related amortization and gains (losses), gains (losses) on disposals of assets, businesses, or interests in subsidiaries, and other income (expense), including litigation settlement costs.

our Wireline Communications business to Lantiq described below. In the first quarter of the 2009 fiscal year, we recognized a loss from discontinued operations, net of income taxes, of €285 million, primarily reflecting charges for provisions and allowances totaling €195 million in connection with the insolvency proceedings of Qimonda AG (“Qimonda”) and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG (“Qimonda Dresden”), as well as the realization of accumulated currency translation losses of €88 million, primarily in connection with Qimonda’s sale of its interest in Inotera Memories Inc. (“Inotera”).

•	Primarily as a result of the developments described above, we realized a net income of €66 million for the first quarter of the 2010 fiscal year compared to a net loss of €404 million in the first quarter of the 2009 fiscal year.

•	Our cash flow provided by operating activities from continuing operations was €149 million in the first quarter of the 2010 fiscal year, compared to cash flow used in operating activities from continuing operations of €5 million in the first quarter of the 2009 fiscal year. This improvement primarily reflects the increase of our results from continuing operations before non-cash charges resulting from the deconsolidation of ALTIS. Accordingly, free cash flow from continuing operations, defined as net cash from operating and investing activities from continuing operations excluding purchases or sales of available-for-sale financial assets, for the first quarter of the 2010 fiscal year was positive €14 million, compared with negative €44 million in the first quarter of the 2009 fiscal year. Thus, free cash flow from continuing operations improved for the first quarter of the 2010 fiscal year, compared to the first quarter of the 2009 fiscal year even though this amount includes the deconsolidation of the cash of the ALTIS joint venture in the amount of €88 million.

•	As of December 31, 2009, our gross cash position, defined as cash and cash equivalents and available-for-sale financial assets, was €1,678 million, compared with €1,507 million as of September 30, 2009. The increase of €171 million included the cash inflow of €223 million in connection with the sale of the Wireline Communications business to Lantiq, partially offset by the deconsolidation of the cash of the ALTIS joint venture in the amount of €88 million. During the first quarter of the 2010 fiscal year, we also repurchased notional amounts of €48 million with a book value of €46 million of our convertible subordinated notes due 2010 and repaid other debt in an amount of €10 million. Overall, our net cash position, defined as gross cash position less short-term debt and long-term debt, increased to €874 million as of December 31, 2009, compared to €657 million as of September 30, 2009.

Corporate Activities

•	On July 7, 2009, we entered into a purchase agreement with Lantiq, pursuant to which we agreed to sell the Wireline Communications business, one of our segments. The majority of the purchase price was paid at closing on November 6, 2009, in the amount of €223 million, with up to an additional €20 million of the purchase price being payable nine months after the closing date. We recognized an after-tax gain of €106 million at the closing of the sale. Certain current assets in the manufacturing supply chain at the date of closing could not yet be transferred to Lantiq and are presented as assets held for sale in the condensed consolidated statement of financial position as of December 31, 2009. Prepayments in relation to those assets were recognized and are presented within liabilities classified as held for sale.

•	In late December 2009 we deconsolidated ALTIS, our joint venture with IBM, following the waiver of our option to acquire further voting shares in ALTIS from our joint venture partner. The assets and liabilities of ALTIS as well as the non-controlling interests in this previously consolidated subsidiary were derecognized, and we recognized our interest in ALTIS as an investment in an associated company at its fair value of zero. We subsequently account for ALTIS using the equity method. Furthermore, in the 2009 calendar year we entered into several amendments to our agreements with IBM in respect of ALTIS, which changed the output and cost allocation of ALTIS and certain rights of the shareholders. Additionally, the product purchase agreement with ALTIS was extended through May 2010. Upon deconsolidation, cash and cash equivalents decreased by €88 million and non-controlling interests by €61 million. The total operating loss recognized in connection with the deconsolidation amounts to €81 million, which is presented within other operating expense.

•	On November 27, 2009, we and the Korean company LS Industrial Systems (“LSIS”) together established the joint venture LS Power Semitech Co., Ltd. (“LS”), which will focus on the development, production and marketing of molded power modules for white goods applications. LSIS holds 54 percent and we hold 46 percent of the joint venture, which has its headquarters at the LSIS site in Cheonan, Korea. We contributed into the joint venture licenses of intellectual property as well as technology and process know-how for our power module family CIPOStm (Control Integrated Power System), and existing CIPOStm back-end manufacturing equipment. We realized a gain of €3 million before tax from our contribution into the joint venture, which is recognized in other operating income in the first quarter of the 2010 fiscal year. The investment in the joint venture is accounted for using the equity method.

•	During the first quarter of the 2010 fiscal year, we repurchased notional amounts of €48 million with a book value of €46 million of our convertible subordinated notes due 2010 for a cash amount of €48 million. The repurchases were made out of available cash. We realized a loss of €2 million before income taxes, which was recognized as interest expense within financial expense during the first quarter of the 2010 fiscal year. The outstanding nominal amount of our convertible subordinated notes due 2010 was €400 million as of December 31, 2009. In addition, convertible subordinated notes due 2014 in a nominal amount of €196 million were outstanding as of December 31, 2009.

Revenue by Segment

	Three months ended
	December 31,
	2008	2009
	(€ in millions)

Automotive	206	279
Industrial & Multimarket	234	273
Chip Card & Security	91	83
Wireless Solutions(1)	197	270
Other Operating Segments	8	33
Corporate and Eliminations(2)	6	3

Total	742	941

(1)	Includes revenues of €1 million for the three months ended December 31, 2008 from sales of wireless communication applications to Qimonda.

(2)	Includes the elimination of revenues of €1 million for the three months ended December 31, 2008 since these sales were not part of the Qimonda disposal plan.

•	Automotive — In the first quarter of the 2010 fiscal year, segment revenues were €279 million, an increase of 35 percent compared to €206 million in the first quarter of the 2009 fiscal year. This increase was mainly driven by increased car production worldwide. In addition to production growth, supply chain replenishment was also strong in the automobile industry worldwide.

•	Industrial & Multimarket — In the first quarter of the 2010 fiscal year, segment revenues were €273 million, an increase of 17 percent compared to €234 million in the first quarter of the 2009 fiscal year. This increase primarily resulted from higher demand for infrastructure products and higher end customer demand for computing, communications and industrial products.

•	Chip Card & Security — In the first quarter of the 2010 fiscal year, revenues of the segment were €83 million, a decrease of 9 percent compared to €91 million in the first quarter of the 2009 fiscal year, primarily reflecting the one-time effect during the earlier quarter following the cancelation of a customer project.

•	Wireless Solutions — In the first quarter of the 2010 fiscal year, segment revenues were €270 million, an increase of 37 percent compared to €197 million in the first quarter of the 2009 fiscal year, reflecting the rising demand of most major mobile phone platform customers for Ultra Low Cost and entry-phone solutions as well as for our HSPA platform solutions.

•	Other Operating Segments — In the first quarter of the 2010 fiscal year, revenues of other operating segments were €33 million, an increase of €25 million from €8 million in the first quarter of the 2009 fiscal year, primarily reflecting revenues from product supply agreements with Lantiq after the closing of the sale of our Wireline Communications business to Lantiq. Revenues of Other Operating Segments in the first quarter of the 2009 fiscal year comprised mainly of the remaining revenues from our hard disk drive (“HDD”) business, which we sold to LSI Corporation in April 2008.

Revenue by Region

	Three months ended
	December 31,
	2008		2009
	(€ in millions, except percentages)

Germany	145	19%	182	19%
Other Europe	131	18%	149	16%
North America	91	12%	197	21%
Asia/Pacific	324	44%	359	38%
Japan	44	6%	43	5%
Other	7	1%	11	1%

Total	742	100%	941	100%

The regional distribution of revenues in the first quarter of the 2010 and 2009 fiscal years, was largely unchanged, other than a shift between Asia/Pacific and North America, which primarily reflects changes in the distribution channels of one major customer.

Cost of Goods Sold and Gross Profit

	Three months ended
	December 31,
	2008	2009
	(€ in millions, except percentages)

Cost of goods sold	619	627
Percentage of revenue	83%	67%
Gross profit	123	314
Percentage of revenue (gross margin)	17%	33%

Cost of goods sold increased in the first quarter of the 2010 fiscal year by 1 percent, or €8 million, to €627 million compared to €619 million in the first quarter of the 2009 fiscal year. Our gross profit increased from €123 million in the first quarter of the 2009 fiscal year to €314 million in the first quarter of the 2010 fiscal year or as a percentage of revenue from 17 percent to 33 percent, respectively. This improvement primarily reflects higher sales volumes and resulting lower idle capacity cost throughout all our operating segments. All operating segments showed improved gross margin in the first quarter of the 2010 fiscal year compared to the first quarter of the 2009 fiscal year.

Research and Development Expenses

	Three months ended
	December 31,
	2008	2009
	(€ in millions, except percentages)

Research and development expenses	132	130
Percentage of revenue	18%	14%

In absolute terms, research and development expenses remained almost unchanged at €130 million in the first quarter of the 2010 fiscal year, compared to €132 million in the first quarter of the 2009 fiscal year. As a percentage of revenues, research and development expenses in the first quarter of the 2010 fiscal year, decreased to 14 percent, compared to 18 percent in the first quarter of the 2009 fiscal year, primarily reflecting the higher revenues in the later period.

Selling, General and Administrative Expense

	Three months ended
	December 31,
	2008	2009
	(€ in millions, except percentages)

Selling, general and administrative expense	103	106
Percentage of revenue	14%	11%

In absolute terms selling, general and administrative expenses increased slightly and amounted to €106 million in the first quarter of the 2010 fiscal year compared to €103 million in the first quarter of the 2009 fiscal year. As a percentage of revenues, selling, general and administrative expenses in the first quarter of the 2010 fiscal year decreased to 11 percent compared to 14 percent in first quarter of the 2009 fiscal year, reflecting the higher revenues in the later period.

Other Operating Income and Other Operating Expense

	Three months ended
	December 31,
	2008	2009
	(€ in millions, except percentages)

Other operating income	3	6
Percentage of revenue	—%	1%
Other operating expense	(11)	(96)
Percentage of revenue	(1)%	(10)%

Other operating income for the first quarter of the 2010 fiscal year increased to €6 million compared to €3 million in the first quarter of the 2009 fiscal year. This increase primarily reflects the gain of €3 million from the contribution of licenses and back-end equipment to our LS joint venture with LSIS.

Other operating expense increased by €85 million, from €11 million in the first quarter of the 2009 fiscal year to €96 million in the first quarter of the 2010 fiscal year, primarily reflecting the loss of €81 million in connection with the deconsolidation of ALTIS as a subsidiary, described above.

Operating Loss

In the first quarter of the 2010 fiscal year, our operating loss was €12 million, compared to a loss of €120 million in the first quarter of the 2009 fiscal year, reflecting improved results of our operating segments, and in spite of the negative impact on our operating results of the deconsolidation of ALTIS of €81 million.

Segment Result

	Three months ended
	December 31,
	2008	2009
	(€ in millions)

Automotive	(56)	37
Industrial & Multimarket	2	44
Chip Card & Security	(1)	1
Wireless Solutions	(44)	17
Other Operating Segments	(2)	(5)
Corporate and Eliminations	(5)	(6)

Total	(106)	88

Segment Result development for our reporting segments was as follows:

•	Automotive — Segment Result of the Automotive segment was €37 million in the first quarter of the 2010 fiscal year, a significant increase of €93 million from negative €56 million in the first quarter of the 2009 fiscal year. The increase reflects improved gross margin resulting from higher revenues and corresponding decreases in idle capacity costs.

•	Industrial & Multimarket — Segment Result of the Industrial & Multimarket segment was €44 million in the first quarter of the 2010 fiscal year, an increase of €42 million from positive €2 million for the first quarter of the 2009 fiscal year. This increase was primarily driven by the increase in sales volumes, the positive effects of increased factory loading and an improvement in the segment’s product mix. In addition, Segment Result benefited from the settlement of a patent infringement lawsuit with Fairchild Semiconductor International Inc.

•	Chip Card & Security — Segment Result of the Chip Card & Security segment was positive €1 million in the first quarter of the 2010 fiscal year, compared to negative €1 million in the first quarter of the 2009 fiscal year, primarily reflecting reduced idle capacity cost and lower research and development expenses.

•	Wireless Solutions — Segment Result of the Wireless Solutions segment was €17 million in the first quarter of the 2010 fiscal year, an increase of €61 million from negative €44 million in the first quarter of the 2009 fiscal year. This increase was primarily driven by the significant increase in revenues and the corresponding positive effects of higher factory loading resulting in lower idle capacity cost.

•	Other Operating Segments — Segment Result of Other Operating Segments was negative €5 million in the first quarter of the 2010 fiscal year, compared to negative €2 million in the first quarter of the 2009 fiscal year, reflecting primarily those costs that remain with us after the sale of the Wireline Communications business, and which were previously allocated to the Wireline Communications segment.

•	Corporate and Eliminations — Segment Result in the first quarter of the 2010 fiscal year was negative €6 million compared to negative €5 million in the first quarter of the 2009 fiscal year.

The following table provides a reconciliation of Segment Result to our operating loss:

	Three months ended
	December 31,
	2008	2009
	(€ in millions)

Total Segment Result	(106)	88
Adjusted:
Asset impairments, net	—	(4)
Restructuring charges, and other related closure cost, net	(3)	—
Acquisition-related amortization and gains (losses)	(6)	(6)
Gains on disposal of assets, businesses, or interests in subsidiaries	—	3
Losses in connection with the deconsolidation of ALTIS	—	(81)
Other expense, net	(5)	(12)

Operating loss	(120)	(12)

Financial Income and Financial Expense

	Three months ended
	December 31,
	2008	2009
	(€ in millions, except percentages)

Financial income	60	11
Percentage of revenue	8%	1%
Financial expense	(56)	(38)
Percentage of revenue	(8)%	(4)%

In the first quarter of the 2010 fiscal year, financial income was €11 million, a decrease of €49 million compared to €60 million in the first quarter of the 2009 fiscal year. Included in financial income for the earlier quarter is a gain of €36 million from the repurchases of our exchangeable subordinated notes due 2010 which were fully redeemed in the fourth quarter of 2009 fiscal year and our convertible subordinated notes due 2010. Gains of €11 million from the valuation of interest rate swaps in the first quarter of the 2009 fiscal year and lower interest income in the first quarter of the 2010 fiscal year compared to the first quarter of the 2009 fiscal year also contributed to the decrease in financial income.

In the first quarter of the 2010 fiscal year, financial expense was €38 million, a decrease of €18 million compared to €56 million in the first quarter of the 2009 fiscal year, primarily reflecting lower interest expense as a result of lower indebtedness. Losses on valuation changes and sales of available-for-sale financial assets as a result of the financial crisis impacted financial expense by €21 million in the first quarter of the 2009 fiscal year, but had no effect in the later quarter. Included in financial expense for the first quarter of the 2010 fiscal year is a loss of €2 million on the repurchase of subordinated convertible notes due 2010 with notional amounts of €48 million and a book value of €46 million.

Income from Investments Accounted for Using the Equity Method

Income from investments accounted for using the equity method for the first quarter of the 2009 and 2010 fiscal years of €1 million each consisted of our share in the net income of Infineon Technologies Bipolar GmbH & Co. KG, our equity method investment together with Siemens AG.

Loss from Discontinued Operations, Net of Income Taxes

The results of Qimonda and of the Wireline Communications business are presented in the condensed consolidated statements of operations as discontinued operations for the three months ended December 31, 2008 and 2009, and consist of the following components:

	Three months ended
	December 31,
	2008	2009
	(€ in millions)

Qimonda(1)
Revenue	314	—
Costs and expenses	(779)	—
Reversal of measurement to fair value less costs to sell	460	—
Expenses resulting from Qimonda’s application to open insolvency proceedings	(195)	—
Losses resulting from the realization of accumulated losses related to unrecognized currency translation effects (primarily from Qimonda’s sale of Inotera)	(88)	—

Loss before income taxes	(288)	—

Income tax expense	—	—

Qimonda’s share of discontinued operations, net of income taxes	(288)	—

Wireline Communications Business
Revenue	88	32
Costs and expenses	(84)	(26)

Pre-tax income	4	6

Income tax expense	(1)	—

Income from Operations	3	6

Pre-tax gain recognized on the sale of the Wireline Communications business	—	110
Income tax expense on gain	—	(4)

Gain on the sale of the Wireline Communications business, net of income taxes	—	106

Wireline Communications’ share of discontinued operations, net of income taxes	3	112

Income (Loss) from discontinued operations, net of income taxes	(285)	112

(1)	The results presented for Qimonda from October 1, 2008, through December 31, 2008 are based on preliminary results provided by Qimonda prior to its insolvency filing, and were prepared on a going concern basis. Financial statements on a liquidation basis, which would be required when the going concern assumption is not assured, are not available from Qimonda. Due to the write down of Qimonda’s net assets to zero as of September 30, 2008, the operating losses of Qimonda for the period from October 1, 2008 to December 31, 2008 did not affect our consolidated net income, but instead were eliminated via an offsetting partial reversal of previously recorded impairments. Therefore, while the amount of revenue and costs and expenses in the table above would be different, if presented on a liquidation basis, Qimonda’s share of the loss from discontinued operations, net of income taxes of €288 million is unaffected.

Qimonda

In the first quarter of the 2010 fiscal year, Qimonda had no impact on our results. During the first quarter of the 2009 fiscal year, loss from discontinued operations, net of income taxes attributable to Qimonda totaled €288 million. This amount was primarily composed of the realization of accumulated foreign currency translation losses from Qimonda’s sale of its interest in Inotera to Micron of €88 million and charges for provisions and allowances of €195 million resulting from Qimonda’s insolvency. As a result of the commencement of insolvency proceedings by Qimonda we are exposed to certain potential liabilities in connection with the Qimonda business which are described in more detail in note 3 to our condensed consolidated financial statements for the three months ended December 31, 2008 and 2009. The operating losses of Qimonda, exclusive of depreciation, amortization and impairment of long-lived assets in the first quarter of the 2009 fiscal year were offset by a €460 million partial reversal of the write downs recorded in the 2008 fiscal year to reduce the net assets of Qimonda to fair value less cost to sell of zero.

Wireline Communications Business

On July 7, 2009 we entered into a purchase agreement with Lantiq, pursuant to which we agreed to sell our Wireline Communications business, one of our segments. The majority of the purchase price was paid at closing on November 6, 2009, in the amount of €223 million, with up to an additional €20 million of the purchase price being payable nine months after the closing date. We recognized an after-tax gain of €106 million at the closing of the sale. Certain current assets in the manufacturing supply chain at the date of closing could not yet be transferred to Lantiq and are presented as assets held for sale in the condensed consolidated statement of financial position at December 31, 2009. Prepayments in relation to those assets were recognized and are presented within liabilities classified as held for sale. We report the results of the Wireline Communications business, as well as the gain on the sale as discontinued operations, net of income taxes, in our condensed consolidated statements of operations for all periods presented.

Financial Condition

	As of
	September 30,	December 31,
	2009	2009	Change
	(€ in millions, except percentages)

Current assets	2,744	2,828	3%
therein: assets held for sale	112	17	(85)%
Non-current assets	1,862	1,777	(5)%

Total assets	4,606	4,605	—%

Current liabilities	1,658	1,687	2%
Non-current liabilities	615	578	(6)%

Total liabilities	2,273	2,265	—%

Non-controlling interests	60	—	(100)%
Total equity attributable to shareholders of Infineon Technologies AG	2,273	2,340	3%

Total equity	2,333	2,340	—%

As of December 31, 2009, our current assets increased slightly by €84 million compared with September 30, 2009. This reflects primarily an increase of €175 million in cash and cash equivalents, which is partly offset by a decrease in assets classified as held for sale of €95 million. Cash and cash equivalents increased from the cash flow generated from operating activities and from the cash received from the sale of the Wireline Communications business of €223 million, partly offset by the deconsolidation of the cash and cash equivalents of ALTIS of €88 million and repurchases of €48 million of notional amounts of our convertible subordinated notes due 2010 and the repayment of €10 million in other debt. The decrease in assets classified as held for sale reflects the closing of the sale of our Wireline Communications business and transfer of the assets to Lantiq.

Non-current assets decreased by €85 million as of December 31, 2009 compared to September 30, 2009. This decrease primarily results from a €87 million decrease in property, plant and equipment, as capital expenditures during the first quarter of the 2010 fiscal year were lower than depreciation. Furthermore, the deconsolidation of ALTIS contributed to the decrease in property, plant and equipment.

Total liabilities as of December 31, 2009 remained almost unchanged and amounted to €2,265 million compared to €2,273 million as of September 30, 2009. Current liabilities increased slightly by €29 million, while non-current liabilities decreased slightly by €37 million. The changes in current liabilities relate to increases in provisions for warranties resulting from the higher revenues and increases in provisions, also in connection with ALTIS, as well as to transfers from long-term debt to short term debt, offset by repurchases of notional amounts of €48 million in our convertible subordinated notes due 2010 and the payment of the last installment of our settlement with the U.S Department of Justice (“DOJ”). The decrease in non-current liabilities as of December 31, 2009, compared to September 30, 2009, reflects, among other things, transfers of €20 million from long-term debt to short term debt.

The total equity as of December 31, 2009 remained substantially unchanged compared to September 30, 2009, as the net income of €66 million and other comprehensive income of €2 million in the first quarter of the 2010 fiscal year more than offset the decrease in non-controlling interests of €61 million resulting from the deconsolidation of ALTIS.

Liquidity

Our condensed consolidated statements of cash flows show the sources and uses of cash and cash equivalents during the reported periods. They are of key importance for the evaluation of our financial position.

Cash Flow

	Three months ended
	December 31,
	2008	2009
	(€ in millions)

Net cash provided by (used in) operating activities from continuing operations	(5)	149
Net cash used in investing activities from continuing operations	(34)	(133)
Net cash used in financing activities from continuing operations	(81)	(60)
Net increase (decrease) in cash and cash equivalents from discontinued operations	(6)	218
Net increase (decrease) in cash and cash equivalents	(126)	174

Cash flow from operating activities

Net cash provided by operating activities from continuing operations was €149 million for the first quarter of the 2010 fiscal year, and reflected mainly the loss from continuing operations of €46 million, excluding non-cash charges for depreciation and amortization of €106 million and losses from the deconsolidation of ALTIS of €81 million. Cash provided by operating activities in the first quarter of the 2010 fiscal year was also positively impacted by changes in operating assets and liabilities of €27 million, and negatively impacted by income taxes paid and interest paid, net in the total amount of €17 million.

Cash flow from investing activities

Net cash used in investing activities from continuing operations was €133 million for the first quarter of the 2010 fiscal year, and primarily relates to the decrease in cash and cash equivalents of €88 million from the deconsolidation of ALTIS as well as the cash used for the purchases of property, plant and equipment, intangible assets and other assets in total of €48 million, which were partly offset by proceeds from sales of available-for-sale financial assets of €2 million.

Cash flow from financing activities

Net cash used in financing activities from continuing operations was €60 million and primarily relates to the repurchase of notional amounts of €48 million of our convertible subordinated notes due 2010 and loan repayments of €10 million in the first quarter of the 2010 fiscal year.

Change in cash and cash equivalents from discontinued operations

Net cash provided by discontinued operations amounted to €218 million for the first quarter of the 2010 fiscal year, primarily reflecting net cash provided by investing activities from discontinued operations of €220 million, which primarily relates to the cash received at the closing of the sale of our Wireline Communications business of €223 million at November 6, 2009. Cash flow from operating activities from discontinued operations from the Wireline Communication business prior to the closing of the sale amounted to €39 million and was offset by the payments made of €41 million with respect to potential liabilities in connection with the insolvency of Qimonda, including the last installment of the settlement with the DOJ mentioned above during the first quarter of the 2010 fiscal year.

Free Cash Flow

We define free cash flow as cash flow from operating and investing activities from continuing operations excluding purchases or sales of available-for-sale financial assets. Since we hold a portion of our available monetary resources in the form of readily available-for-sale financial assets, and operate in a capital intensive industry, we report free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted.

Free cash flow includes only amounts from continuing operations, and is determined as follows from the condensed consolidated statements of cash flows:

	Three months ended
	December 31,
	2008	2009
	(€ in millions)

Net cash provided by (used in) operating activities from continuing operations	(5)	149
Net cash used in investing activities from continuing operations	(34)	(133)
Sales of securities available-for-sale, net	(5)	(2)

Free cash flow	(44)	14

Free cash flow was positive €14 million for the first quarter of the 2010 fiscal year, compared to negative €44 million for the first quarter of the 2009 fiscal year, an improvement of €58 million. Free cash flow during the first quarter of the 2010 fiscal year reflects the improved net cash provided by operating activities of positive €149 million compared to negative €5 million for the same period in the prior year. This increase in net cash provided by operating activities was partly offset by higher net cash used in investing activities of €133 million in the first quarter of the 2010 fiscal year compared to €34 million for the same period in the prior year, primarily resulting from the decrease in cash of €88 million from the deconsolidation of ALTIS and slightly higher capital expenditures compared to the same period in the prior year.

Net Cash Position

The following table presents our gross and net cash positions. Since we hold a portion of our available monetary resources in the form of readily available-for-sale financial assets, which for IFRS purposes are not considered to be “cash”, we report our gross and net cash positions to provide investors with an understanding of our overall liquidity. The gross and net cash position is determined as follows from the condensed consolidated statements of financial position, without adjustment to the IFRS amounts presented:

	September 30,	December 31,
	2009	2009
	(€ in millions)

Cash and cash equivalents	1,414	1,589
Available-for-sale financial assets	93	89

Gross cash position	1,507	1,678

Less: Short-term debt and current maturities of long-term debt	521	496
Long-term debt	329	308

Net cash position	657	874

Our gross cash position as of December 31, 2009, representing cash and cash equivalents and available-for-sale financial assets, was €1,678 million, an increase from €1,507 million as of September 30, 2009. The increase of €171 million primarily reflects the positive cash flow from operating activities of continuing operations and the cash received from the sale of our Wireline Communications business of €223 million, partly offset by a €88 million reduction in cash resulting from the deconsolidation of ALTIS. During the first quarter of the 2010 fiscal year, we also repurchased notional amounts of €48 million with a book value of €46 million of our convertible subordinated notes due 2010 and repaid other debt in an amount of €10 million.

Our net cash position as of December 31, 2009, defined as gross cash position less short-term debt and current maturities of long-term debt, and long-term debt, increased to €874 million as of December 31, 2009, compared to €657 million as of September 30, 2009, primarily reflecting the increase in gross cash position described above and a reduction in total financial debt of €46 million. The reduction in debt relates to repurchases of convertible subordinated notes due 2010, net of accretion, as well as repayments of other debt.

Employees

The following table indicates the composition of our workforce by function and region at the dates shown:

	As of
	September 30,	December 31,
	2009	2009	Change

Function:
Production	17,338	16,663	(4)%
Research & Development	5,971	5,429	(9)%
Sales & Marketing	1,681	1,524	(9)%
Administrative	1,474	1,393	(5)%

Total	26,464	25,009	(5)%

Region:
Germany	9,160	8,672	(5)%
Europe	4,676	3,324	(29)%
North America	687	634	(8)%
Asia/Pacific	11,803	12,248	4%
Japan	138	131	(5)%

Total	26,464	25,009	(5)%

During the first quarter of the 2010 fiscal year, Infineon’s workforce decreased as a result of the sale of our Wireline Communications business and the deconsolidation of ALTIS. This decrease was partially offset by increases in employees as a result of higher capacity utilization in our factories, in particular in Asia/Pacific.

Outlook

Industry Environment

In the fourth quarter of calendar year 2009, world economic growth (year-over-year) turned positive after four quarters of negative year-over-year growth. The world economy appears to have emerged from recession and the recovery process has begun. However, the recovery is expected to be slow, as financial markets remain impaired, stimulus measures will need to be withdrawn in the not too distant future, and households in countries that suffered asset-price declines are forced to rebuild savings while struggling with high unemployment (World Bank, January 2010).

Continued recovery in overall economy is expected to bring global semiconductor revenues back to positive growth in the 2010 calendar year. After contracting in calendar year 2009, analysts expect the global semiconductor market to expand in the double-digits in calendar year 2010. iSuppli Corporation, for example, currently forecasts that the overall market will increase (in U.S. dollar terms) by 15 percent, and Future Horizons expects a growth rate of at least 22 percent, while World Semiconductor Trade Statistics is more cautious with a growth rate projection of 12 percent.

Outlook for the second quarter of the 2010 fiscal year and updated outlook for the 2010 fiscal year

Outlook for the second quarter of the 2010 fiscal year

We expect revenues for the second quarter of the 2010 fiscal year to be approximately on the same level or, due to seasonality, down slightly compared to the first quarter of the 2010 fiscal year, resulting in another quarter with combined Segment Result margin of a high single-digit percentage.

Revenues in the segments Automotive, Industrial & Multimarket and Chip Card & Security are expected to increase compared to the first quarter of the 2010 fiscal year. Revenues in the Wireless Solutions segment are likely to decrease due to the seasonal slow-down which is typical after the Christmas season. This outlook is based on the assumption of a U.S. dollar/Euro exchange rate of 1.50.

Updated outlook for the 2010 fiscal year

Given strong first quarter results and second quarter outlook, we are raising our outlook for the 2010 fiscal year.

In light of the strong performance in the first half of the 2010 fiscal year, we now expect growth in revenues in excess of 20 percent for the 2010 fiscal year, at an assumed U.S. dollar/Euro exchange rate of 1.50. We still anticipate the year-over-year increase to be driven by increases in revenues in all of the company’s operating segments, particularly in the Automotive and Industrial & Multimarket segments, with lower revenue growth anticipated in the Wireless Solutions segment, and the lowest growth rate expected in the Chip Card & Security segment. Revenues in Other Operating Segments, mainly from product supply agreements with Lantiq, are now anticipated to total a low triple-digit million Euro amount.

We expect combined Segment Result in the 2010 fiscal year to improve considerably from the 2009 fiscal year with combined Segment Result margin now anticipated to be a high single-digit percentage.

Driven by the dynamic growth in revenue and production levels, we anticipate that capital expenditures, including capitalized intangible assets, will be at the higher end of the previous guidance range of €220 million to €250 million for the 2010 fiscal year, compared to €154 million in the 2009 fiscal year. As announced last quarter, depreciation and amortization is expected to decrease to approximately €400 million in the 2010 fiscal year compared to €513 million in the 2009 fiscal year.

Risks and Opportunities

We are exposed to a number of risks as a result of the high volatility of the semiconductor business, its international orientation and its wide product range. Such risks include, but are not limited to, broader economic developments, including the sustainability of recent improvements in the market environment; trends in demand and prices for semiconductors generally and for our products in particular, as well as for the end-products, such as automobiles and consumer electronics, that incorporate our products; the success of our development efforts, both alone and with partners; the success of our efforts to introduce new production processes at our facilities; the actions of competitors; the continued availability of adequate funds; the outcome of antitrust investigations and litigation matters; the effects of currency fluctuations, primarily between the U.S. dollar and the Euro, the outcome of Qimonda’s insolvency proceedings, including potential liabilities related to the Qimonda insolvency, including pending antitrust and related securities law claims, the potential repayment of governmental subsidies received, employee-related contingencies and other matters; as well as the other factors mentioned herein and those described in the Annual Report and the Annual Report on Form 20-F for the fiscal year 2009.

To minimize the negative impact of these risks, we continuously optimize our company-wide risk and opportunity management system. For more detailed information on risks and opportunities and their potential effect on our business, financial condition or results of operations, please refer to our Annual Report and the Annual Report on Form 20-F for the fiscal year 2009.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the three months ended December 31, 2008 and 2009
(in millions, except for per share data)

	December 31,	December 31,	December 31,
	2008	2009	2009
	(€ millions)	(€ millions)	($ millions)
Revenue	742	941	1,349
Cost of goods sold	(619)	(627)	(899)

Gross profit	123	314	450

Research and development expenses	(132)	(130)	(186)
Selling, general and administrative expenses	(103)	(106)	(152)
Other operating income	3	6	9
Other operating expense	(11)	(96)	(138)

Operating loss	(120)	(12)	(17)

Financial income	60	11	16
Financial expense	(56)	(38)	(54)
Income from investments accounted for using the equity method	1	1	1

Loss from continuing operations before income taxes	(115)	(38)	(54)

Income tax expense	(4)	(8)	(12)

Loss from continuing operations	(119)	(46)	(66)

Income (loss) from discontinued operations, net of income taxes	(285)	112	161

Net income (loss)	(404)	66	95

Attributable to:
Non-controlling interests	(30)	1	1
Shareholders of Infineon Technologies AG	(374)	65	94
Basic and diluted earnings (loss) per share attributable to shareholders of Infineon Technologies AG (in Euro):
Basic and diluted earnings (loss) per share from continuing operations	(0.14)	(0.04)	(0.06)

Basic and diluted earnings (loss) per share from discontinued operations	(0.32)	0.10	0.14

Basic and diluted earnings (loss) per share	(0.46)	0.06	0.08

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Financial Position (Unaudited)
September 30, 2009 and December 31, 2009

	September 30,	December 31,	December 31,
	2009	2009	2009
	(€ millions)	(€ millions)	($ millions)
Assets:
Current assets:
Cash and cash equivalents	1,414	1,589	2,277
Available-for-sale financial assets	93	89	128
Trade and other receivables	514	529	759
Inventories	460	451	646
Income tax receivable	11	19	27
Other current financial assets	26	23	33
Other current assets	114	111	159
Assets classified as held for sale	112	17	24

Total current assets	2,744	2,828	4,053

Property, plant and equipment	928	841	1,205
Goodwill and other intangible assets	369	369	529
Investments accounted for using the equity method	27	35	50
Deferred tax assets	396	392	562
Other financial assets	124	122	175
Other assets	18	18	26

Total assets	4,606	4,605	6,600

Liabilities and equity:
Current liabilities:
Short-term debt and current maturities of long-term debt	521	496	711
Trade and other payables	393	404	579
Current provisions	436	480	688
Income tax payable	102	114	163
Other current financial liabilities	50	25	36
Other current liabilities	147	149	214
Liabilities classified as held for sale	9	19	27

Total current liabilities	1,658	1,687	2,418

Long-term debt	329	308	441
Pension plans and similar commitments	94	97	139
Deferred tax liabilities	13	6	8
Long-term provisions	89	64	92
Other financial liabilities	5	4	6
Other liabilities	85	99	142

Total liabilities	2,273	2,265	3,246

Equity:
Shareholders’ equity:
Ordinary share capital	2,173	2,173	3,114
Additional paid-in capital	6,048	6,048	8,668
Accumulated deficit	(5,940)	(5,875)	(8,420)
Other components of equity	(8)	(6)	(8)

Total equity attributable to shareholders of Infineon Technologies AG	2,273	2,340	3,354

Non-controlling interests	60	—	—

Total equity	2,333	2,340	3,354

Total liabilities and equity	4,606	4,605	6,600

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Comprehensive Income (Unaudited)
For the three months ended December 31, 2008 and 2009

	December 31,	December 31,	December 31,
	2008	2009	2009
	(€ millions)	(€ millions)	($ millions)
Net income (loss)	(404)	66	95

Other comprehensive income
Currency translation effects	85	2	3
Actuarial gains (losses) on pension plans and similar commitments	—	—	—
Net change in fair value of available-for-sale financial assets	2	1	1
Net change in fair value of cash flow hedges	19	(1)	(1)

Other comprehensive income	106	2	3

Total comprehensive income (loss)	(298)	68	98

Attributable to:
Non-controlling interests	(10)	1	1
Shareholders of Infineon Technologies AG	(288)	67	97

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)
For the three months ended December 31, 2008 and 2009

	December 31,	December 31,	December 31,
	2008	2009	2009
	(€ millions)	(€ millions)	($ millions)
Net income (loss)	(404)	66	95
Less: net loss (income) from discontinued operations	285	(112)	(161)

Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	139	106	152
Provision for (recovery of) doubtful accounts	2	—	(1)
Losses (gains) on sales of available-for-sale financial assets	—	(2)	(3)
Losses (gains) on sales of businesses and interests in subsidiaries	(1)	(3)	(4)
Losses in connection with the deconsolidation of ALTIS	—	81	116
Income from investments accounted for using the equity method	(1)	(1)	(1)
Impairment charges	—	6	8
Deferred income taxes	3	(2)	(3)
Changes in operating assets and liabilities:
Trade and other receivables	237	18	26
Inventories	(2)	(3)	(4)
Other current assets	(42)	(1)	(1)
Trade and other payables	(171)	13	19
Provisions	(63)	(1)	(1)
Other current liabilities	(3)	(29)	(42)
Other assets and liabilities	(7)	30	43
Interest received	9	1	1
Interest paid	(7)	(10)	(14)
Income tax received (paid)	21	(8)	(11)

Net cash provided by (used in) operating activities from continuing operations	(5)	149	214

Net cash used in operating activities from discontinued operations	(344)	(2)	(3)

Net cash provided by (used in) operating activities	(349)	147	211

Cash flows from investing activities:
Proceeds from sales of available-for-sale financial assets	5	2	3
Proceeds from sales of businesses and interests in subsidiaries	—	1	1
Cash decrease from the deconsolidation of ALTIS	—	(88)	(126)
Purchases of intangible assets, and other assets	(11)	(14)	(20)
Purchases of property, plant and equipment	(28)	(34)	(49)

Net cash used in investing activities from continuing operations	(34)	(133)	(191)

Net cash provided by investing activities from discontinued operations	319	220	315

Net cash provided by investing activities	285	87	124

Cash flows from financing activities:
Net change in short-term debt	10	—	—
Net change in related party financial receivables and payables	(2)	(2)	(3)
Proceeds from issuance of long-term debt	1	—	—
Principal repayments of long-term debt	(84)	(58)	(83)
Change in restricted cash	(1)	—	—
Capital contribution	(5)	—	—

Net cash used in financing activities from continuing operations	(81)	(60)	(86)

Net cash provided by financing activities from discontinued operations	19	—	—

Net cash used in financing activities	(62)	(60)	(86)

Net increase (decrease) in cash and cash equivalents	(126)	174	249
Effect of foreign exchange rate changes on cash and cash equivalents	(8)	1	1
Cash and cash equivalents at beginning of period	1,170	1,414	2,027
Total cash and cash equivalents at end of period	1,036	1,589	2,277
Less: Cash and cash equivalents at end of period classified as held for disposal	389	—	—

Cash and cash equivalents at end of period	647	1,589	2,277

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Changes in Equity (Unaudited)
For the three months ended December 31, 2008 and 2009
(in millions of euro, except for share data)

								Total equity
							Unrealized	attributable
					Foreign	Unrealized	gain (loss)	to
	Issued		Additional	Accumu-	currency	gain (loss)	on	sharehold-	Non-
	Ordinary shares		paid-in	lated	translation	on	cash flow	ers of	controlling	Total
	Shares	Amount	capital	deficit	adjustment	securities	hedge	Infineon AG	interests	equity
Balance as of October 1, 2008	749,742,085	1,499	6,008	(5,252)	(142)	(3)	(19)	2,091	70	2,161

Net income (loss)	—	—	—	(374)	—	—	—	(374)	(30)	(404)
Other comprehensive income	—	—	—		65	2	19	86	20	106

Total comprehensive income for the period	—	—	—	(374)	65	2	19	(288)	(10)	(298)

Share-based compensation	—	—	1	—	—	—	—	1	—	1
Other changes in equity	—	—	(1)	—	—	—	(1)	(2)	1	(1)

Balance as of December 31, 2008	749,742,085	1,499	6,008	(5,626)	(77)	(1)	(1)	1,802	61	1,863

Balance as of October 1, 2009	1,086,742,085	2,173	6,048	(5,940)	3	1	(12)	2,273	60	2,333

Net income (loss)	—	—	—	65	—	—	—	65	1	66
Other comprehensive income	—	—	—		2	1	(1)	2	—	2

Total comprehensive income for the period	—	—	—	65	2	1	(1)	67	1	68

Deconsolidation of ALTIS	—	—	—	—	—	—	—	—	(61)	(61)

Balance as of December 31, 2009	1,086,742,085	2,173	6,048	(5,875)	5	2	(13)	2,340	—	2,340

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

1.	Basis of Presentation

The accompanying condensed consolidated financial statements of Infineon Technologies AG and its subsidiaries (“Infineon” or the “Company”) as of and for the three months ended December 31, 2008 and 2009, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations issued by the International Accounting Standards Board (“IASB”), and as adopted by the European Union (“EU”). The accompanying condensed consolidated financial statements also comply with IFRS as issued by the IASB. The accompanying condensed consolidated financial statements have been prepared in compliance with IAS 34 “Interim Financial Reporting”. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In addition, although the condensed consolidated statement of financial position as of September 30, 2009 was derived from audited financial statements, it does not include all disclosures required by IFRS. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements prepared in accordance with IFRS, and as adopted by the EU as of and for the period ended September 30, 2009. The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended September 30, 2009.

In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full fiscal year.

The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

All amounts herein are shown in Euro (or “€”) except where otherwise stated. Negative amounts are presented in parentheses. The accompanying condensed consolidated statement of financial position as of December 31, 2009, and the condensed consolidated statements of operations, comprehensive income and cash flows for the three months then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of €1 = $1.4332, the Federal Reserve noon buying rate on December 31, 2009. The U.S. dollar convenience translation amounts have not been audited.

Certain amounts in the prior period condensed consolidated financial statements and notes have been reclassified to conform to the current period presentation.

2.	Accounting Policies

Standards and Interpretations adopted as of October 1, 2009

In September 2007, the IASB issued an amendment to IAS 1,“Presentation of Financial Statements”. The revision is aimed at improving users’ ability to analyze and compare the information given in financial statements. IAS 1 sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The Company adopted the amendment as of October 1, 2009. As a consequence the Company renamed the balance sheet to “Statement of Financial Position” and introduced the new “Statement of Comprehensive Income”, which presents all changes in comprehensive income including other comprehensive income and replaced the “Statement of Income and Expense recognized in Equity”. Changes in equity are shown in a separate “Statement of Changes in Equity”.

In January 2008, the IASB published the amended standards IFRS 3,“Business Combinations”, (“IFRS 3 (2008)”), and IAS 27,“Consolidated and Separate Financial Statements” (“IAS 27 (2008)”). The standards have been endorsed by the EU.

Both standards have been applied since October 1, 2009.

IFRS 3 (2008) reconsiders the application of acquisition accounting for business combinations. Major changes relate to the measurement of non-controlling interests, the accounting for business combinations

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

achieved in stages as well as the treatment of contingent consideration and acquisition-related costs. Based on the new standard, non-controlling interests may be measured at their fair value (full-goodwill methodology) or at the proportional fair value of assets acquired and liabilities assumed. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. Any changes to contingent consideration classified as a liability at the acquisition date are recognized in profit and loss. Acquisition-related costs are expensed in the period incurred.

Major changes in relation to IAS 27 (2008) relate to the accounting for transactions which do not result in a change of control as well as for those leading to a loss of control. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are remeasured to fair value. Based on the amended standard, non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests.

Standards and Interpretations Issued but Not Yet Adopted

In June 2007, the IASB issued IFRIC 13,“Customer Loyalty Programs”. The interpretation discusses the accounting for loyalty programs, whereby the entity provides customers with incentives to buy its goods or services. The interpretation is to be applied for fiscal years beginning on or after July 1, 2008. The EU endorsed the interpretation for fiscal years beginning on or after January 1, 2009. Although the Company uses volume or settlement discounting for its customers, it currently has no programs within the scope of IFRIC 13.

In March 2009, the IASB issued Improving Disclosures about Financial Instruments (Amendments to IFRS 7 Financial Instruments: Disclosures) which enhances disclosures about fair value measurements of financial instruments and liquidity risk. The amendment will be effective for the Company in its annual financial statements for the fiscal year ended September 30, 2010. The Company is evaluating the impact of the amended IFRS 7 on its financial statements. The EU has not yet endorsed the amendment to IFRS 7.

In June 2009, the IASB amended IFRS 2, “Share-based Payment”, to clarify its scope and the accounting for group cash-settled share-based payment transactions in the separate or individual financial statements of the entity receiving the goods or services when that entity has no obligation to settle the share-based payment transaction. The amendment will be effective for fiscal years beginning on or after January 1, 2010. Therefore, for the Company, the amendment will be effective for its fiscal year beginning on October 1, 2010. The EU has not yet endorsed the amendment. The new guidance is not expected to have a material impact on the Company’s financial statements.

3.	Divestitures and Discontinued Operations

Sale of Molded Module Assets and formation of the joint venture LS Power Semitech Co., Ltd.

During the quarter ending June 30, 2009, the Company entered into a joint venture agreement with LS Industrial Systems (“LSIS”), which closed on November 27, 2009, to establish the joint venture LS Power Semitech Co., Ltd. (“LS”). The joint venture is expected to operate in Korea and elsewhere in Asia, and will focus on the development, production and marketing of molded power modules for white goods applications. LSIS holds 54 percent and the Company holds 46 percent of LS. The Company contributed into LS licenses of intellectual property as well as technology and process know-how for the Company’s power module family CIPOStm (Control Integrated Power System), and contributed existing CIPOStm back-end manufacturing equipment into LS. The Company realized a gain of €3 million before tax from the contributions into LS which is recognized in other operating income in the three months ended December 31, 2009. The investment in the joint venture is accounted for using the equity method.

ALTIS

ALTIS Semiconductor S.N.C., Essonnes, France (“ALTIS”) is a joint venture between the Company and International Business Machines Corporation, New York, USA (“IBM”), with each having equal voting representation. The Company fully consolidated ALTIS in accordance with IAS 27, “Consolidated and Separate Financial Statements” until December 2009.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

Following the waiver of its option to acquire further voting shares in ALTIS from IBM (potential voting rights) in late December 2009, the Company deconsolidated ALTIS. The assets and liabilities of ALTIS as well as the non-controlling interests in this previously consolidated subsidiary were derecognized, and the Company recorded its interest in ALTIS as an investment in an associated company at its fair value of zero. The investment in ALTIS is subsequently accounted for using the equity method.

Furthermore, in the 2009 calendar year the Company entered into several amendments to its agreements with IBM in respect of ALTIS, which modified the output and cost allocation of ALTIS and certain rights of the shareholders. Additionally, the product purchase agreement with ALTIS was extended through May 2010.

Upon deconsolidation, cash and cash equivalents decreased by €88 million and non-controlling interests by €61 million. The total operating loss recognized in connection with the deconsolidation amounts to €81 million, which is presented within other operating expense.

Qimonda — discontinued operations

On January 23, 2009, Qimonda AG (“Qimonda”) and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG (“Qimonda Dresden”) filed an application at the Munich Local Court to commence insolvency proceedings. As a result of this application, the Company deconsolidated Qimonda and Qimonda’s subsidiaries in accordance with IAS 27, “Consolidated and Separate Financial Statements”, during the second quarter of the 2009 fiscal year. On April 1, 2009, the insolvency proceedings formally opened. Formal insolvency proceedings have also been commenced by several additional subsidiaries of Qimonda in various jurisdictions. The final resolution of the insolvency proceedings, including the final disposition of the remaining assets and liabilities of Qimonda, cannot be predicted at this time. The Company faces certain contingent liabilities, and has made certain related provisions, in connection with the commencement of insolvency proceedings by Qimonda (see below).

During the first quarter of the 2009 fiscal year, Qimonda-related amounts included in loss from discontinued operations, net of income taxes consisted principally of the realization of accumulated foreign currency translation losses of €88 million, primarily from Qimonda’s sale of its interest in Inotera Memories Inc. (“Inotera”) to Micron Technology, Inc. and charges for provisions and allowances of €195 million in connection with Qimonda’s insolvency (see below). In the first quarter of the 2010 fiscal year, certain adjustments to individual provisions for contingent liabilities were necessary to reflect current developments in these matters. However, these adjustments had no net impact on the Company’s condensed consolidated statements of operations.

As a result of the commencement of insolvency proceedings by Qimonda, the Company is exposed to potential liabilities arising in connection with the Qimonda business, which include, among others, the following:

•	The Company is a named defendant in certain pending antitrust and securities law claims. Qimonda is required to indemnify Infineon, in whole or in part, for such claims, including any related expenses. As a result of Qimonda’s insolvency, however, the Company expects that Qimonda will not be able to indemnify it for these claims. For more information on these pending antitrust and securities law claims and their potential impact on the Company, see note 15 (“Commitments and Contingencies — Litigation and Government Inquiries — Antitrust Litigation”, “— Other Government Inquiries” and, “— Securities Litigation”).

•	The Company is the named defendant in a lawsuit in Delaware in which the plaintiffs are seeking to hold the Company liable for the payment of severance and other benefits allegedly due from Qimonda’s North American subsidiaries in connection with the termination of employment related to Qimonda’s insolvency. For more information on this suit, see note 15 (“Commitments and Contingencies — Litigation and Government Inquiries — Qimonda Employment Litigation”).

•	The Company faces potential liabilities arising from its former participation in Qimonda Dresden. Before the carve-out of the Qimonda business, the Company was a general partner of Qimonda Dresden, and as such may in certain circumstances, as a matter of law, be held liable for certain liabilities of Qimonda Dresden that originated prior to the carve-out. These include, among others, the potential repayment of governmental subsidies as well as employee-related claims, including

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

salaries and social security contributions. The Company is in negotiations with the Free State of Saxony and the Qimonda insolvency administrator regarding these matters. The Company has recorded a provision in connection with these matters, but disclosure of the amount of the provision could seriously prejudice the Company’s negotiations regarding these matters.

•	The Company and its subsidiary Infineon Technologies Dresden GmbH (“Infineon Dresden”) are subject to lawsuits by approximately 70 former Infineon employees who were transferred to Qimonda or Qimonda Dresden as part of the carve-out and who seek to be re-employed by the Company. No reasonable estimated amount can be attributed at this time to the potential outcome of any such claims.

In addition to the matters described above, the Company may be subject to claims by the insolvency administrator under German insolvency laws for repayment of certain amounts received by the Company from Qimonda, such as payments for intra-group services and supplies, during defined periods prior to the commencement of insolvency proceedings. Depending on future developments in Qimonda’s operations in Portugal, there is a risk that claims could be made against the Company in connection with governmental subsidies received by Qimonda Portugal S.A. prior to the carve-out. No such claims have been made to date, and no reasonable estimated amount can be attributed at this time to the potential outcome of any such claims. The insolvency of Qimonda may also subject the Company to other claims arising in connection with the contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other liabilities contributed to Qimonda in connection with the carve-out of the Qimonda business, as the Company expects that Qimonda will not be able to fulfill its obligation to indemnify Infineon against any such liabilities.

Moreover, the Company may lose rights and licenses to Qimonda’s intellectual property to which it is entitled to under the contribution agreement in connection with the carve-out of the Qimonda business due to the fact that the insolvency administrator has declared non-performance of this agreement. The Company is evaluating the scope of any potentially affected intellectual property, and is unable to provide any reasonable estimate at this time of any potential costs in this regard.

During the first quarter of the 2010 fiscal year, the Company made total payments €41 million in connection with certain of the matters described above. This amount included, among others, the final installment of €17 million in connection with the U.S. Department of Justice (“DoJ”) antitrust settlement, certain payments in connection with employee-related matters, and the settlement with the last of the U.S. DRAM purchasers who had chosen to opt out of the class action settlement (see note 15). Discussions are continuing with respect to certain additional employee-related matters.

As of September 30, 2009 and December 31, 2009, the Company recorded aggregate liabilities of €21 million and €3 million, respectively, and provisions of €163 million and €139 million, respectively, in connection with these matters. The recorded provisions are primarily reflected within “Current provisions”, and the remainder is recorded within “Long-term provisions”. The recorded provisions reflect the amount of those liabilities that management believes are probable and can be estimated with reasonable accuracy at that time. There can be no assurance that such provisions recorded will be sufficient to cover all liabilities that may ultimately be incurred in relation to these matters. Disclosure of individual amounts with respect to these matters could seriously prejudice the Company’s legal or negotiating position, and therefore have been omitted. No reasonable estimate can be made at this time related to those potential liabilities that may be incurred, but that are currently not viewed to be probable.

Sale of Wireline Communications Business — discontinued operations

On July 7, 2009, the Company entered into a purchase agreement with Lantiq, affiliates of Golden Gate Private Equity Inc. (“Lantiq”), pursuant to which it agreed to sell the Wireline Communications business, one of the Company’s segments. The majority of the purchase price was paid at closing on November 6, 2009, in the amount of €223 million, with up to an additional €20 million of the purchase price being payable nine months after the closing date. The Company recognized an after-tax gain of €106 million at the closing of the sale. Certain current assets in the manufacturing supply chain at the date of closing could not yet be transferred to Lantiq and are presented as assets held for sale in the condensed consolidated statement of financial position at December 31, 2009. Prepayments in relation to those assets were recognized and are presented within liabilities classified as held for sale.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

As a result of the decision to dispose of the Wireline Communications business, the Company reclassified those assets and liabilities of its Wireline Communications business to be transferred to Lantiq as assets held for sale in the consolidated statement of financial position as of September 30, 2009, pursuant to IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”. The results of the Wireline Communications business as well as the gain on the sale are reported as discontinued operations, net of income taxes, in the Company’s condensed consolidated statements of operations for all periods presented.

Assets and liabilities classified as held for sale

Assets and liabilities held for sale as of September 30, 2009 and December 31, 2009 are primarily composed of the book values of assets and liabilities to be transferred to Lantiq in connection with the sale of the Wireline Communications business. At September 30, 2009 and December 31, 2009, the carrying amounts of the major classes of assets and liabilities classified as held for sale were as follows:

	September 30,	December 31,
	2009	2009
	(€ in millions)

Inventories	43	15
Other current assets	2	—
Property, plant and equipment, net	9	2
Goodwill and other intangibles	58	—

Total assets classified as held for sale	112	17

Current provisions	6	—
Other current liabilities	2	19
Pension plans and similar commitments	1	—

Total liabilities held for sale	9	19

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

Loss from discontinued operations, net of income taxes

The results of Qimonda and of the Wireline Communication business presented in the consolidated statements of operations as discontinued operations for the three months ended December 31, 2008 and 2009 consist of the following components:

	Three months ended
	December 31,
	2008	2009
	(€ in millions)

Qimonda(1)
Revenue	314	—
Costs and expenses	(779)	—
Reversal of measurement to fair value less costs to sell	460	—
Expenses resulting from Qimonda’s application to open insolvency proceedings	(195)	—
Losses resulting from the realization of accumulated losses related to unrecognized currency translation effects (primarily from Qimonda’s sale of Inotera)	(88)	—

Loss before income taxes	(288)	—

Income tax expense	—	—

Qimonda’s share of discontinued operations, net of income taxes	(288)	—

Wireline Communications Business
Revenue	88	32
Costs and expenses	(84)	(26)

Pre-tax income	4	6

Income tax expense	(1)	—

Income from Operations	3	6

Pre-tax gain on sale of the Wireline Communications business	—	110
Income tax expense on gain	—	(4)

Gain on sale of the Wireline Communications business, net of income taxes	—	106

Wireline Communications’ share of discontinued operations, net of income taxes	3	112

Income from discontinued operations, net of income taxes	(285)	112

(1)	The results presented for Qimonda from October 1, 2008, through December 31, 2008 are based on preliminary results provided by Qimonda prior to its insolvency filing, and were prepared on a going concern basis. Financial statements on a liquidation basis, which would be required when the going concern assumption is not assured, are not available from Qimonda. Due to the write down of Qimonda’s net assets to zero as of September 30, 2008, the operating losses of Qimonda for the period from October 1, 2008 to December 31, 2008 did not affect the consolidated net income of the Company, but instead were eliminated via an offsetting partial reversal of previously recorded impairments. Therefore, while the amount of revenue and costs and expenses in the table above may be different if presented on a liquidation basis, Qimonda’s share of the loss from discontinued operations, net of income taxes, of €288 million is unaffected.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

4.	Financial Income

The amount of financial income is as follows for the three months ended December 31, 2008 and 2009, respectively:

	Three months ended
	December 31,
	2008	2009
	(€ in millions)

Interest income	49	4
Valuation changes and gains on sales	—	6
Other financial income	11	1

Total	60	11

Interest income for the three months ended December 31, 2008 includes gains before tax of €36 million as a result of the repurchase of convertible subordinated notes due 2010 and subordinated exchangeable notes due 2010. The latter were fully redeemed during the 2009 fiscal year.

5.	Financial Expense

The amount of financial expense is as follows for the three months ended December 31, 2008 and 2009, respectively:

	Three months ended
	December 31,
	2008	2009
	(€ in millions)

Interest expense	35	30
Valuation changes and losses on sales	21	—
Other financial expense	—	8

Total	56	38

6.	Income Taxes

Loss from continuing operations before income taxes and income tax expense are as follows:

	Three months ended
	December 31,
	2008	2009
	(€ in millions, except percentages)

Loss from continuing operations before income taxes	(115)	(38)
Income tax expense	(4)	(8)
Effective tax rate	(3.4)%	(19.1)%

In the three months ended December 31, 2008 and 2009, the tax expense of the Company is affected by lower foreign tax rates, tax credits and the need for valuation allowances on deferred tax assets in certain jurisdictions.

7.	Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) are calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive instruments or ordinary share equivalents had been issued.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The computation of basic and diluted EPS is as follows:

	Three months ended
	December 31,
	2008	2009

Numerator (€ in millions):
Losses from continuing operations	(119)	(46)
Less: Portion attributable to non-controlling interests	(1)	1

Losses from continuing operations attributable to shareholders of Infineon Technologies AG	(118)	(47)

Earnings (losses) from discontinued operations, net of income taxes	(285)	112
Less: Portion attributable to non-controlling interests	(29)	—

Earnings (losses) from discontinued operations, net of income taxes attributable to shareholders of Infineon Technologies AG	(256)	112

Net income (loss) attributable to shareholders of Infineon Technologies AG	(374)	65

Denominator (shares in millions):
Weighted-average shares outstanding — basic and diluted(1)	813	1,087
Basic and diluted loss per share (in €)(2):
Losses from continuing operations attributable to shareholders of Infineon Technologies AG	(0.14)	(0.04)
Earnings (losses) from discontinued operations, net of income taxes attributable to shareholders of Infineon Technologies AG	(0.32)	0.10

Earnings (losses) attributable to shareholders of Infineon Technologies AG	(0.46)	0.06

(1)	Weighted-average shares outstanding — basic and diluted — for all periods have been adjusted in accordance with IAS 33.27 as a result of the capital increase completed in August 2009.

(2)	Quarterly earnings (loss) per share may not add up to year-to-date earnings (loss) per share due to rounding.

The weighted average of potentially dilutive instruments that were excluded from the diluted earnings (loss) per share computations, because the exercise price was greater than the average market price of the ordinary shares during the period or would have otherwise been anti-dilutive, includes 30.0 million and 20.2 million shares underlying employee stock options for the three months ended December 31, 2008 and 2009, respectively. Additionally, 58.3 million and 130.8 million ordinary shares issuable upon conversion of outstanding convertible subordinated notes during the three months ended December 31, 2008 and 2009, respectively, were not included in the computation of diluted earnings (loss) per share as their impact would have been anti-dilutive.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

8.	Trade and Other Receivables

Trade accounts and other receivables consist of the following:

	September 30,	December 31,
	2009	2009
	(€ in millions)

Third party — trade	488	442
Related parties — trade	3	3

Trade accounts receivable, gross	491	445

Allowance for doubtful accounts	(42)	(42)

Trade accounts receivable, net	449	403

Grants receivable	30	31
License fees receivable	7	6
Third party — financial and other receivables	18	68
Receivables from German banks’ deposit protection fund	1	—
Related parties — financial and other receivables	—	16
Employee receivables	6	2
Other receivables	3	3

Total	514	529

9.	Inventories

Inventories consist of the following:

	September 30,	December 31,
	2009	2009
	(€ in millions)

Raw materials and supplies	47	40
Work-in-process	259	264
Finished goods	154	147

Total inventories	460	451

10.	Trade and Other Payables

Trade and other payables consist of the following:

	September 30,	December 31,
	2009	2009
	(€ in millions)

Third party — trade	373	363
Related parties — trade	11	31

Trade payables	384	394

Related parties — financial and other payables	4	4
Other	5	6

Total	393	404

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

11.	Provisions

Provisions consist of the following:

	September 30,	December 31,
	2009	2009
	(€ in millions)

Personnel costs	187	180
Warranties and licenses	72	88
Qimonda related	163	139
Other	103	137

Total	525	544

The total amounts of provisions are reflected in the condensed consolidated statements of financial position as of September 30, 2009 and December 31, 2009, respectively, as follows:

		December 31,
	September 30, 2009	2009
	(€ in millions)

Current	436	480
Non-current	89	64

Total	525	544

Provisions for personnel costs relate to employee-related obligations and include, among others, costs of incentive and bonus payments, holiday and vacation payments, termination benefits, early retirement, service anniversary awards, other personnel costs and related social security payments.

Provisions for warranties and licenses mainly represent the estimated future cost of fulfilling contractual requirements associated with products sold.

Qimonda related provisions comprise provisions for potential liabilities in connection with the insolvency proceedings of Qimonda (see note 3).

Other provisions comprise provisions for outstanding expenses, penalties for default or delay on contracts, conservation and waste management, asset retirement obligations, onerous contracts and for miscellaneous other liabilities.

12.	Debt

Debt consists of the following:

	September 30,	December 31,
	2009	2009
	(€ in millions)

Short-term debt and current maturities of long-term debt:
Loans payable to banks, weighted average rate 1.85%	51	51
Convertible subordinated notes, 5.0%, due 2010	425	387
Notes payable to governmental entity, due 2010	—	20
Current portion of long-term debt	45	38

Total short-term debt and current maturities	521	496

Long-term debt:
Convertible subordinated notes, 7.5%, due 2014	145	147
Loans payable to banks:
Unsecured term loans, weighted average rate 2.48%, due 2011-2013	164	161
Notes payable to governmental entity, due 2010	20	—

Total long-term debt	329	308

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

Short-term loans payable to banks consist primarily of borrowings under the terms of short-term borrowing arrangements.

During the first quarter of the 2010 fiscal year, the Company made cash repurchases of notional amounts of €48 million of its convertible subordinated notes due 2010 which resulted in a loss of €2 million before tax which was recognized in interest expense. At December 31, 2009, the outstanding notional amount was €400 million.

The Company has established independent financing arrangements with several financial institutions, in the form of both short- and long-term credit facilities, which are available for various funding purposes.

	Nature of Financial		As of December 31, 2009
	Institution	Purpose/	Aggregate
Term	Commitment	intended use	facility	Drawn	Available
			(€ in millions)

Short-term	firm commitment	general corporate purposes, working	129	71	58
		capital, guarantees
Short-term	no firm commitment	working capital, cash management	115	—	115
Long-term(1)	firm commitment	project finance	239	199	40

Total			483	270	213

(1)	Including current maturities.

13.	Related Parties

The Company has transactions in the normal course of business with equity method investees and related persons such as Management and Supervisory Board members (collectively, “Related Parties”). The Company purchases certain of its raw materials from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing costs plus a mark-up.

Related Party receivables consist primarily of trade, financial, and other receivables from Equity Method Investments and related companies, and totaled €9 million and €21 million as of September 30, 2009 and December 31, 2009, respectively.

Related Party payables consist primarily of trade, financial, and other payables from equity method investments, and totaled €15 million and €35 million as of September 30, 2009 and December 31, 2009, respectively.

Related Party receivables and payables as of September 30, 2009 and December 31, 2009, have been segregated first between amounts owed by or to companies in which the Company has an ownership interest, and second based on the underlying nature of the transactions. Trade receivables and payables include amounts for the purchase and sale of products and services. Financial and other receivables and payables represent amounts owed relating to loans and advances and accrue interest at interbank rates.

In the three months ended December 31, 2008 and 2009, sales to Related Parties totaled €1 million and €6 million, respectively, whereas purchases from Related Parties totaled €40 million and €39 million, respectively.

14.	Pension Plans

Information with respect to the Company’s pension plans is presented for German (“Domestic”) plans and non-German (“Foreign”) plans.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The components of net periodic pension cost are as follows:

	Three months ended		Three months ended
	December 31, 2008		December 31, 2009
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans
	(€ in millions)

Service cost	(2)	(1)	(3)	—
Interest cost	(5)	(1)	(5)	(1)
Expected return on plan assets	5	1	5	—
Curtailment gain recognized	1	—	—	—

Net periodic pension cost	(1)	(1)	(3)	(1)

15.	Commitments and Contingencies

Litigation and Government Inquiries

U.S. Department of Justice Matter

In September 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its investigation into alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products during certain periods of time between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million (plus interest) in annual installments through 2009. The final installment of $25 million plus interest (approximately €17 million) was paid in October 2009. The Company has agreed to continue cooperating with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price-fixing charges related to DRAM sales to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. The Company has settled with the OEM customers. In addition to those OEM customers, the Company has settled with eight direct customers and six “opt out” plaintiffs described below.

Antitrust Litigation

Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed in U.S. federal courts against the Company, its U.S. subsidiary Infineon Technologies North America Corp. (“IF North America”) and other DRAM suppliers by direct purchasers, indirect purchasers and various U.S. state attorneys general. The lawsuits allege price-fixing in violation of the Sherman Act and seek treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In September 2002, these federal cases were transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pre-trial proceedings as part of a Multi District Litigation (“MDL”).

In September 2005, the Company and IF North America entered into a definitive settlement agreement with counsel for the class of direct U.S. purchasers of DRAM (granting an opportunity for individual class members to opt out of the settlement). In November 2006, the court approved the settlement agreement, entered final judgment and dismissed the claims with prejudice. Six entities chose to opt out of the class action settlement and pursue individual lawsuits against the Company and IF North America. The Company and IF North America have settled with all six plaintiffs.

Approximately sixty additional cases were filed through October 2005 in numerous federal and state courts throughout the U.S. These state and federal cases purport to be on behalf of a class of individuals and entities who indirectly purchased DRAM products in the U.S. during specified time periods commencing in or after 1999. The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law, and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and injunctions against the allegedly unlawful conduct.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

Twenty-three of the state and federal court cases were subsequently ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pretrial proceedings as part of the MDL proceeding described above. Nineteen of the twenty-three transferred cases are currently pending in the MDL litigation. The pending California state cases were coordinated and transferred to San Francisco County Superior Court for pre-trial proceedings. The plaintiffs in the indirect purchaser cases outside California agreed to stay proceedings in those cases in favor of proceedings on the indirect purchaser cases pending as part of the MDL pre-trial proceedings.

In January 2008, the district court in the MDL indirect purchaser proceedings granted in part and denied in part the defendants’ motion for judgment on the pleadings directed at several of the claims. In June 2008, the Ninth Circuit Court of Appeals agreed to hear an appeal by the plaintiffs. Plaintiffs have agreed to a stay of further proceedings in the MDL indirect purchaser cases until the appeal is complete.

Plaintiffs in various state court indirect purchaser actions outside of the MDL have moved to lift the stays that were previously in place. In March 2009, the judge in the Arizona state court action issued an order denying plaintiffs’ motion to lift the stay. In December 2009, the judge in the Minnesota state court action issued an order denying plaintiffs’ motion to lift the stay. In September 2009, the court in the Arkansas state action issued an order directing the parties to submit to mediation within ninety days, and granting plaintiffs’ motion to lift the stay after the ninety day period. The parties subsequently conducted a mediation on December 7, 2009, but the case did not settle. In July 2009, the court in the Wisconsin state court indirect purchaser action issued an order lifting the stay in the Wisconsin state case. In October 2009, the court in the West Virginia state court indirect purchaser action issued an order lifting the stay in the West Virginia state case.

The state attorneys general of forty-one U.S. states and territories have filed various suits against the Company, IF North America and several other DRAM manufacturers on behalf of governmental entities and consumers in each of those states who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. The various suits filed by these attorneys general have been made part of the MDL proceeding described above. Between June 2007 and December 2008, the state attorneys general of eight states filed requests for dismissal of their claims.

In October 2008, approximately ninety-five California schools, political subdivisions and public agencies that were previously putative class members of the multistate attorneys general complaint described above filed suit in California Superior Court against the Company, IF North America, and several other DRAM manufacturers alleging DRAM price-fixing and artificial price inflation in violation of California state antitrust and consumer protection laws arising out of the alleged practices described above. The plaintiffs seek recovery of actual and treble damages in unspecified amounts, restitution, costs (including attorneys’ fees) and injunctive and other equitable relief. This suit is ongoing.

Certain of these matters are currently subject to mediation and/or confidential settlement negotiations, pursuant to which the parties are prohibited from disclosing potential settlement amounts.

Between December 2004 and February 2005, two putative class proceedings were filed in the Canadian province of Quebec, and one was filed in each of Ontario and British Columbia against the Company, IF North America and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM. No reasonable estimated amount can be attributed at this time to the potential outcome of the putative class proceedings.

Other Government Inquiries

In April 2003, the Company received a request for information from the European Commission (the “Commission”) regarding certain competitive practices of which the Commission has become aware in the European market for DRAM products. The Commission opened formal proceedings in February 2009.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The Company is cooperating with the Commission in its investigation. The exact amount of potential fines cannot be predicted with certainty and any disclosure of the Company’s estimate of potential outcome could seriously prejudice the position of the Company in this investigation.

In May 2004, the Canadian Competition Bureau advised IF North America that it, its affiliates and present and past directors, officers and employees are among the targets of a formal inquiry into an alleged conspiracy to prevent or lessen competition unduly in the production, manufacture, sale or supply of DRAM, contrary to the Canadian Competition Act. No formal steps (such as subpoenas) have been taken by the Competition Bureau to date. The Company is cooperating with the Competition Bureau in its inquiry. No reasonable estimated amount can be attributed at this time to the potential outcome of this inquiry.

In October 2008, the Company learned that the Commission had commenced an investigation involving the Company’s Chip Card & Security business for alleged violations of antitrust laws. In September and October 2009, the Company and its French subsidiary received written requests for information from the Commission. The Company is cooperating with the Commission in answering the requests. No reasonable estimated amount can be attributed at this time to the potential outcome of this investigation.

Securities Litigation

Between September and November 2004, seven securities class action complaints were filed against the Company and current or former officers in U.S. federal district courts, later consolidated in the Northern District of California, on behalf of a putative class of investors that purchased the Company’s publicly-traded securities from March 2000 to July 2004. The consolidated amended complaint alleges violations of the U.S. securities laws and asserts that the defendants made materially false and misleading public statements about the Company’s historical and projected financial results and competitive position because they did not disclose the Company’s alleged participation in DRAM price-fixing activities. The complaint also alleges that, by fixing the price of DRAM, defendants manipulated the price of the Company’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. In January 2008, the court denied a motion to dismiss with respect to plaintiffs’ claims under sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and dismissed the claim under section 20A of the act with prejudice. In March 2009, the court granted plaintiffs’ motion to certify a class of persons who acquired the Company’s securities between March 2000 and July 2004, including foreign purchasers who sold their securities after June 2002. In April 2009, the Ninth Circuit Court of Appeals granted the Company’s petition to immediately appeal the court’s March 2009 order granting class certification. In May 2009, the court issued an order staying the case pending resolution of the Company’s appeal by the Ninth Circuit. No specified amount of damages has been asserted by the plaintiffs. These matters are currently subject to mediation.

The Company’s directors’ and officers’ insurance carriers have denied coverage in the securities class action described above and the Company filed suit against the carriers in December 2005 and August 2006. The Company’s claims against one D&O insurance carrier were finally dismissed in May 2007. The claim against the other insurance carrier is still pending.

Patent Litigation

In October 2007, CIF Licensing LLC (“CIF”), a member of the General Electric Group, filed suit in the Civil Court of Düsseldorf, Germany against Deutsche Telekom AG alleging infringement of four European patents in Germany by certain CPE-modems and ADSL-systems (the “CIF Suit”). Deutsche Telecom has notified its suppliers, which include customers of the Company, that a declaratory judgment of patent infringement would be legally binding on the suppliers. In January 2008, the Company joined the suit on the side of Deutsche Telecom. CIF then filed suit against the Company alleging indirect infringement of one of the four European patents. The Company is part of a joint defense group consisting of Deutsche Telecom, most of its suppliers and most of their respective suppliers. The Company is contractually obligated to indemnify and/or to pay damages to its customers under certain circumstances pursuant to its customer contracts. In July 2008, Deutsche Telecom, the Company and the other defendants filed actions contesting the validity of the four patents before the Federal Patent Court in Munich. In October 2008, CIF

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

also filed suit in the Civil Court of Düsseldorf against Arcor GmbH &Co KG, Hansenet Telekommunikation GmbH and United Internet AG (all three, the “New Defendants”) alleging infringement of the same four European patents. The New Defendants have notified their suppliers of the suit. The proceedings at the Civil Court in Düsseldorf have been stayed and the Company expects that they will only continue after resolution of the pending Federal Patent Court actions. No specified amount of damages has been asserted by CIF in these suits. Any disclosure of the Company’s estimate of potential outcomes, if such amounts could reasonably be estimated at this time, could seriously prejudice the position of the Company in these suits.

In November 2008, Volterra Semiconductor Corporation (“Volterra”) filed suit against Primarion, Inc., the Company and IF North America (the “Defendants”) in the U.S District Court for the Northern District of California for alleged infringement of five U.S. patents (“Patents”) by certain products offered by Primarion. The Defendants denied any infringement and filed a counterclaim against Volterra alleging certain antitrust violations, fraud on the U.S. Patent and Trademark Office (“U.S. PTO”) and that the Patents are invalid. The U.S. PTO granted the requested reexamination of all Patents. In June 2009, the court ordered a stay in the case regarding two of the Patents pending the completion of the reexamination proceedings. In July 2009, Volterra filed motions for a preliminary injunction and for partial summary judgment of infringement. In September 2009, the court initially issued a minute order granting Volterra’s motion for a preliminary injunction and denying the motion for partial summary judgment without prejudice. On November 17, 2009, however, after another hearing, the court finally dismissed Volterra’s motion for a preliminary injunction. The decision with reasons has not been published yet. A trial date has not been set yet. No specified amount of damages has been asserted by Volterra and no reasonable estimated amount can be attributed at this time to the potential outcome of the Volterra claim.

The patent dispute filed in November 2008 by the Company, Infineon Technologies Austria AG and IF North America in the U.S. District Court for the District of Delaware against Fairchild Semiconductor International, Inc. and Fairchild Semiconductor Corporation was settled as of December 23, 2009. The Company and Fairchild have entered into a patent cross license agreement. As part of the agreement, Fairchild made a payment of $6 million and will pay royalties to Infineon.

In May 2009, Gregory Bender filed suit in the U.S. District Court for the Northern District of California, against four companies, including IF North America, alleging infringement of one U.S. patent by certain electronic products having a buffered amplifier. No specified amount of damages has been asserted by the plaintiff and no reasonable estimated amount can be attributed at this time to the potential outcome of this claim.

Qimonda Employment Litigation

In April 2009, former employees of Qimonda’s subsidiaries in the U.S. filed a complaint in the U.S. Federal District Court in Delaware against the Company, IF North America and Qimonda AG, individually and on behalf of several putative classes of plaintiffs. The suit relates to the termination of the plaintiffs’ employment in connection with Qimonda’s insolvency and the payment of severance and other benefits allegedly due by Qimonda. The complaint seeks to “pierce the corporate veil” and to impose liability on the Company and IF North America under several theories. No specified amount of damages has been asserted by the plaintiffs and no reasonable estimated amount can be attributed at this time to the potential outcome of the claim.

The Company and its subsidiary Infineon Dresden are subject to lawsuits by approximately 80 former Infineon employees who were transferred to Qimonda or Qimonda Dresden as part of the carve-out of Qimonda and who seek to be re-employed by the Company. No reasonable estimated amount can be attributed at this time to the potential outcome of any such claims.

Provisions and the Potential Effect of these Matters

Provisions related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount, the mid-point of the range is accrued. As of December 31, 2009, provisions were recorded by the Company in

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

connection with the European antitrust investigation, the securities class action complaints, and the direct and indirect purchaser litigation described above.

As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. Provisions with respect to these matters would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

An adverse final resolution of any of the investigations or lawsuits described above could result in significant financial liability to, and other adverse effects on, the Company, which would have a material adverse effect on its results of operations, financial condition and cash flows. In each of these matters, the Company is continuously evaluating the merits of the respective claims and defending itself vigorously or seeking to arrive at alternative resolutions in the best interest of the Company, as it deems appropriate. Irrespective of the validity or the successful assertion of the claims described above, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations, financial condition and cash flows.

The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents, environmental matters, and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the date of the statement of financial position. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows in the period of settlement.

Qimonda Matters

The Company faces certain contingent liabilities, and has made certain related provisions, in connection with the commencement of insolvency proceedings by Qimonda. As of September 30, 2009 and December 31, 2009, the Company recorded aggregate liabilities of €21 million and €3 million, respectively, and provisions of €163 million and €139 million, respectively, in connection with these matters. The recorded provisions are primarily reflected within “Current provisions”, and the remainder is recorded within “Long-term provisions”. The recorded provisions reflect the amount of those liabilities that management believes are probable and can be estimated with reasonable accuracy at that time. There can be no assurance that such provisions recorded will be sufficient to cover all liabilities that may ultimately be incurred in relation to these matters. For detailed information on these matters see note 3.

Other Contingencies

On a group-wide basis the Company has guarantees outstanding to external parties of €81 million as of December 31, 2009. In addition, the Company, as parent company, has in certain customary circumstances guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties. Such third party obligations are or will be reflected as liabilities in the consolidated financial statements by virtue of consolidation. As of December 31, 2009, such guarantees, principally relating to certain consolidated subsidiaries’ third-party debt, aggregated €861 million, of which €596 million relates to convertible notes issued.

The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of December 31, 2009, a maximum of €27 million of these subsidies could be refundable. Such amount does not include any potential liabilities for Qimonda related subsidies (see note 3).

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

16.	Operating Segment and Geographic Information

The Company has reported its operating segment and geographic information in accordance with IFRS 8, “Operating Segments”. The Company uses “Segment Result” as its performance measure in accordance with IFRS 8. See the consolidated financial statements for the year ended September 30, 2009 for the detailed definition of Segment Result.

The Company’s core business is organized in four operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, and Wireless Solutions:

Automotive

The Automotive segment designs, develops, manufactures and markets semiconductors for use in automotive applications. Together with its product portfolio, it offers corresponding system know-how and support to its customers.

Industrial & Multimarket

The Industrial & Multimarket segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in industrial applications and in applications with customer-specific product requirements.

Chip Card & Security

The Chip Card & Security segment designs, develops, manufactures and markets a wide range of security controllers and security memories for chip card and security applications.

Wireless Solutions

The Wireless Solutions segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions for wireless communication applications.

In July 2009, the Company entered into an asset purchase agreement to sell its Wireline Communications business, which closed on November 6, 2009 (see note 3). Segment results for all periods presented have been recast to be consistent with the current reporting structure and presentation, as well as to facilitate analysis of operating segment information.

The following table presents selected segment data:

	Three months ended
	December 31,
	2008	2009
	(€ in millions)

Revenue:
Automotive	206	279
Industrial & Multimarket	234	273
Chip Card & Security	91	83
Wireless Solutions(1)	197	270
Other Operating Segments	8	33
Corporate and Eliminations(2)	6	3

Total	742	941

(1)	Includes revenues of €1 million for the three months ended December 31, 2008 from revenue of wireless communication applications to Qimonda.

(2)	Includes the elimination of revenues of €1 million for the three months ended December 31, 2008 since this revenue was not part of the Qimonda disposal plan.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

	Three months ended
	December 31
	2008	2009
	(€ in millions)

Segment Result:
Automotive	(56)	37
Industrial & Multimarket	2	44
Chip Card & Security	(1)	1
Wireless Solutions	(44)	17
Other Operating Segments	(2)	(5)
Corporate and Eliminations	(5)	(6)

Total	(106)	88

The following table provides the reconciliation of Segment Result to the Company’s loss before tax and discontinued operations:

	Three months ended
	December 31,
	2008	2009
	(€ in millions)

Total Segment Result	(106)	88
Adjusted:
Asset impairments, net	—	(4)
Restructuring charges, and other related closure cost, net	(3)	—
Acquisition-related amortization and gains (losses)	(6)	(6)
Gains on disposal of assets, businesses, or interests in subsidiaries	—	3
Losses in connection with the deconsolidation of ALTIS	—	(81)
Other expense, net	(5)	(12)

Operating income (loss)	(120)	(12)

Financial income	60	11
Financial expense	(56)	(38)
Income from investment accounted for using the equity method, net	1	1

Loss from continuing operations before income taxes	(115)	(38)

The following is a summary of revenue by geographic area:

	Three months ended
	December 31,
	2008	2009
	(€ in millions)

Revenue:
Germany	145	182
Other Europe	131	149
North America	91	197
Asia/Pacific	324	359
Japan	44	43
Other	7	11

Total	742	941

Revenues from external customers are based on the customers’ billing location.

17.	Subsequent Event

In January 2010, the Company repurchased notional amounts of €22 million of subordinated notes due 2010. The outstanding notional amount at January 31, 2010 was €378 million.

Supplementary Information (Unaudited)

Backlog

Most standard products are not ordered on a long-term, fixed-price contract basis due to changing market conditions. It is common industry practice to permit major customers to change the date on which products are delivered or to cancel existing orders. For these reasons, the Company believes that the backlog at any time of standard products is not a reliable indicator of future sales. Orders for customized products vary depending on customer needs and industry conditions, capacity and demand, while many customers request logistics agreements based on rolling forecasts. As a result, the Company does not place too much reliance on backlog to manage its business and does not use it to evaluate performance. Due to possible changes in customer delivery schedules, cancellation of orders and potential delays in product shipments, the Company’s backlog as of any particular date may not be indicative of actual sales for any later period.

Dividends

The Company has not declared or paid any dividend during the three months ended December 31, 2008 or 2009.

Employees

As of December 31, 2009, the Company had 25,009 employees worldwide, including 5,429 engaged in research and development.

Market for Ordinary Shares

The Company’s ordinary shares are listed on the Regulated Market (Prime Standard) of the Frankfurt Stock Exchange (FSE) under the symbol “IFX”. On April 24, 2009, the Company voluntarily delisted from the New York Stock Exchange (NYSE). The Company’s American Depositary Shares currently trade over-the-counter on the OTCQX International market under the symbol “IFNNY”.

Infineon’s share price performance and key data were as follows(1):

	Three months ended
	December 31,
	2008	2009	+/− in %

IFX closing prices in Euro (Xetra) Beginning of the period	3.50	3.86	10%
High	3.68	4.02	9%
Low	0.58	3.05	+++
End of the period	0.86	3.88	+++
IFX closing prices in U.S. dollars (NYSE/OTCQX) Beginning of the period	5.17	5.60	8%
High	5.31	5.95	12%
Low	0.81	4.38	+++
End of the period	1.29	5.50	+++

(1)	On July 20, 2009, our shares began trading ex-rights, which rights related to the right to subscribe for shares in the rights offering we commenced on such date. The closing sales prices presented in this table are adjusted to reflect the price of our shares ex-rights.

Financial Calendar

Results press release
Fiscal Period	Period end date	(preliminary)

Second Quarter	March 31, 2010	April 29, 2010
Third Quarter	June 30, 2010	July 28, 2010
Fiscal Year 2010	September 30, 2010	November 16, 2010

Publication date of the first quarterly report for the 2009/2010 fiscal year: February 5, 2010

Contact information
Infineon Technologies AG
Investor Relations
Am Campeon 1-12
85579 Neubiberg/Munich, Germany

Phone: +49 89 234-26655
Fax: +49 89 234-9552987
E-Mail: investor.relations@infineon.com

Visit http://www.infineon.com/investor for an electronic version of this report and other information.

Risk Factors

We face numerous risks incidental to our business, including both risks that are inherent to companies in the semiconductor industry, and operational, financial and regulatory risks that are unique to us. Risks relating to the semiconductor industry include the cyclical nature of the market, which suffers from periodic downturns and industry overcapacity. Our production-related risks include the need to match our production capacity with demand, and to avoid interruptions in manufacturing and supplies. We may be exposed to claims from others that we infringe their intellectual property rights or that we are liable for damages under warranties. We are the subject of governmental antitrust investigations and civil claims related to those antitrust investigations, including civil securities law claims. Financial risks include our need to have access to sufficient capital and governmental subsidies, and risks related to the resolution of Qimonda’s insolvency proceedings and the liabilities we may face as a result of Qimonda’s insolvency. Our regulatory risks include potential claims for environmental remediation. We face numerous risks due to the international nature of our business, including volatility in foreign countries and exchange rate fluctuations.

Following Qimonda’s application to commence insolvency proceedings, the Company may be exposed to a number of significant liabilities relating to the Qimonda business, including pending antitrust and securities law claims, potential claims for repayment of governmental subsidies received, and employee-related contingencies.

These and other material risks that we face are described in detail in the “Risk Factors” section of our Annual Report on Form 20-F, which we have filed with the U.S. Securities and Exchange Commission. A copy of our most recent Form 20-F is available at the Investor Relations section of our website http://ww.infineon.com/investor, as well as on the SEC’s website, http://www.sec.gov.

We encourage you to read the detailed description of the risks that we face in our Form 20-F. The occurrence of one or more of the events described in the Risk Factors section of the Form 20-F could have a material adverse effect on our Company and our results of operations, which could result in a drop in our share price.

Forward-looking Statements

This quarterly report includes forward-looking statements about the future of Infineon’s business and the industry in which we operate. These include statements relating to general economic conditions, future developments in the world semiconductor market, our ability to manage our costs and to achieve our savings and growth targets, the resolution of Qimonda’s insolvency proceedings and the liabilities we may face as a result of Qimonda’s insolvency, the potential disposition of our ALTIS joint venture, the benefits of research and development alliances and activities, our planned levels of future investment, the introduction of new technology at our facilities and our continuing ability to offer commercially viable products.

These forward-looking statements are subject to a number of uncertainties, including broader economic developments, including the sustainability of recent improvements in the market environment; trends in demand and prices for semiconductors generally and for our products in particular, as well as for the end-products, such as automobiles and consumer electronics, that incorporate our products; the success of our development efforts, both alone and with partners; the success of our efforts to introduce new production processes at our facilities; the actions of competitors; the continued availability of adequate funds; the outcome of antitrust investigations and litigation matters; and the outcome of Qimonda’s insolvency proceedings; as well as the other factors mentioned herein and those described in the “Risk Factors” section of the Annual Report on Form 20-F, which we filed with the U.S. Securities and Exchange Commission on December 8, 2009.

As a result, Infineon’s actual results could differ materially from those contained in these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements. Infineon does not undertake any obligation to publicly update or revise any forward-looking statements in light of developments which differ from those anticipated.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: February 5, 2010	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer